Michael M. Sherman
Direct Dial:  (215) 977-2236
Direct Fax:   (215) 405-3836
E-mail:    msherman@wolfblock.com
December 11, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop: 6010
Washington, DC 20549
Attn:  Tim Buchmiller, Senior Attorney

Re:	Philadelphia Consolidated Holding Corp. — Your File No.
000-22280
Dear Mr. Buchmiller:
     This letter is in response to your letter dated November 13, 2007 to Philadelphia Consolidated Holding Corp. (the “Company”). We are sending this letter in our capacity as counsel to the Company.
     Set forth below is the text of each of the comments in the letter. The text of each comment is followed by the response.

Comment 1:	We note your response to prior comment 5. In your future filings, as applicable, please clarify that your “long term financial objectives” and “other financial metrics” refer to the increase in the price of your common stock. As requested by prior comment 5, to the extent that there are other quantitative or qualitative aspects of those objectives or metrics, please disclose those aspects in your future filings and discuss and analyze how your incentive awards are specifically structured to achieve such objectives or metrics.

Response:	Future proxy statements will indicate, as applicable, the long term financial objectives and any other financial metrics of the Company which are tied to the NEOs’ compensation. This will include, with respect to equity awards, the price of the Company’s common stock, which is typically affected by such financial metrics as the Company’s earnings per share and combined ratio. A discussion and analysis will be included as to how incentive awards are structured to achieve

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such objectives. This would include a disclosure, as applicable, of the fact that the Company’s equity awards provide for multi-year cliff vesting and become more valuable to the recipients to the extent the Company’s stock price increases.

Comment 2:	We note your response to prior comment 7. While general descriptions of the personal goals used to determine the forms and amounts of your various compensation elements may be sufficient in some instances, the disclosure in your future filings should provide all information that is necessary to an investor’s understanding of how you established and determined the forms and amounts of your compensation elements and how the individual performance goals factored into those decisions.

Response:	Disclosures in future proxy statements will provide the information necessary to an investor’s understanding of how the Company establishes and determines forms and amounts of compensation elements, and how individual performance goals factor into those decisions. This will be accomplished, in part, by indicating what percentage of any bonus is linked to performance goals, what percentage is linked to corporate performance (such as earnings per share), why those percentages were selected, and including appropriate descriptions of the personal goals set for each NEO (except to the extent disclosure of such performance goals is not required as a result of Instruction 4 to Item 402(b) of Regulation S-K). The factors used in determining the amounts of both non-equity based compensation and equity based compensation will be disclosed, including any benchmarking used, the names of the comparator companies in the benchmark peer group and the use made by the Compensation Committee of any independent consultants.

Comment 3:	We note your response to prior comment 9. In your future filings, as applicable, please disclose the specific items of corporate performance that were taken into account in determining the value of the stock appreciation rights and the value of the non-equity based compensation that was awarded, and discuss and analyze how those items factored into the Compensation Committee’s decisions with respect to those awards. To the extent that benchmarking was utilized in determining the amount of these awards, please disclose the comparator companies, and discuss and analyze where you targeted each element of compensation against the comparator companies and where actual payments fell within the targeted parameters. To the extent that actual compensation was outside of a targeted percentile range, please explain why.

Response:	Specific items of corporate performance that were taken into account in determining compensation will be disclosed (except to the extent disclosure of such performance goals is not required as a result of Instruction 4 to Item 402(b) of Regulation S-K), and a discussion and analysis will be included as to how such items of corporate performance were factored into the Compensation Committee’s decisions with respect to compensation of the NEOs. As mentioned above in the

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response to comment 2, to the extent benchmarking is utilized in determining such compensation, the names of the comparator companies will be disclosed, and the targeted parameters in which the non-equity based compensation and the equity based compensation fell will be disclosed.
     Please give me a call if you have any questions on this.

Sincerely,
/s/ Michael M. Sherman
Michael M. Sherman
For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP
MMS/cal

cc:	Mr. James J. Maguire, Jr., CEO